SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

SAUER-DANFOSS INC.
(Name of Subject Company)

DANFOSS ACQUISITION, INC.
A Wholly Owned Subsidiary of
DANFOSS A/S

 (Names of Filing Persons (offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

 (Title of Class of Securities)

804 137 107
(CUSIP Number of Class of Securities)

Danfoss A/S
Niels B. Christiansen, Chief Executive Officer
Nordborgvej 81
6430 Nordborg
Denmark
45 7488 2222

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Uri Doron, Esq. Reed Smith LLP 599 Lexington Avenue New York, NY 10022 Tel: (212) 521-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Press release Date March 9, 2010

Danfoss A/S to commence tender offer for Sauer-Danfoss Inc. for $13.25 per share in cash

Danfoss A/S (“Danfoss”) announced today that it will commence on Wednesday, March 10, 2010, through its wholly owned subsidiary Danfoss Acquisition, Inc. (the “Purchaser”), a cash tender offer (the “Offer”) for all of the outstanding shares of common stock of Sauer-Danfoss Inc. (“Sauer-Danfoss”) (NYSE:SHS) not already owned by Danfoss and its subsidiaries for $13.25 per share.  The offer and withdrawal rights are scheduled to expire at 5:00 PM, New York City time on April 7, 2010, unless the Offer is extended.  Danfoss and its subsidiaries currently own a stake of approximately 75.7% in Sauer-Danfoss.

As publicly announced by Danfoss on December 22, 2009, the initial offer price contemplated by Danfoss in the Offer was $10.10 per share.  Danfoss has agreed to increase the offer price to $13.25 per share after discussions with representatives of the special committee (the “Special Committee”) of the board of directors of Sauer-Danfoss with respect to the terms of the Offer. Danfoss has been informed that the Special Committee, which is comprised of non-management, independent directors, has determined, based on written assurances from Danfoss that the Offer will be made at the price, and on the other terms and conditions set forth in the Offer to Purchase, a copy of which has been provided to and reviewed by representatives of the Special Committee, to recommend to the stockholders of Sauer-Danfoss (other than Danfoss and its affiliates) that they accept the Offer and tender their shares to the Purchaser pursuant to the Offer.

The Offer will be conditioned upon, among other things, (i) the tender of a majority of the minority shares (that is, shares that are not owned by Danfoss or its affiliates or each of the directors and officers of Danfoss, its affiliates, and Sauer-Danfoss) (the “majority of the minority” condition), and (ii) there being validly tendered and not withdrawn prior to the expiration of the Offer, a number of shares that, when added to the number of shares already owned by Danfoss and its subsidiaries, represents at least 90% of the shares of Sauer-Danfoss outstanding immediately prior to the expiration of the Offer.  This majority of the minority condition is not waiveable. The Offer is not subject to any financing condition. Danfoss is financing the Offer from its existing cash reserves and existing financing sources.

If, following the consummation of the Offer, the Purchaser together with Danfoss and its subsidiaries collectively own 90% or more of the Sauer-Danfoss shares, then Danfoss and its subsidiaries intend to contribute all of their Sauer-Danfoss shares to the Purchaser, and cause the Purchaser and Sauer-Danfoss to consummate a “short-form” merger under Delaware law in which all shares held by stockholders other than the Purchaser would be converted into the right to receive cash equal to the same price per share as was paid in the Offer.

The complete Offer to Purchase, Letter of Transmittal and other offering documents will be filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2010. Sauer-Danfoss stockholders may obtain copies of all of the offering documents, including the Offer to Purchase, free of charge at the SEC’s website (www.sec.gov) or by directing a request to The Altman Group, Inc., the Information Agent for the Offer, at (877) 896-3190.

About Danfoss (www.danfoss.com) Danfoss is one of the largest industrial companies in Denmark. The global group is a leader within research, development and production, sales and service of mechanical and electronic components for several industries. Danfoss has a large ownership share in one of the world’s leading manufacturers and suppliers of mobile hydraulics, Sauer-Danfoss. Danfoss seeks to obtain its goals with a minimal consumption of raw materials and energy, the least possible impact on its surroundings and the most efficient use of resources. Danfoss has a long tradition for a social responsibility towards both employees and the surrounding environment.

IMPORTANT INFORMATION

This material is neither an offer to purchase nor a solicitation of an offer to sell shares of Sauer-Danfoss common stock.  Stockholders of Sauer-Danfoss are advised to read the Tender Offer Statement on Schedule TO, the Offer to Purchase, and any other documents relating to the tender offer that will be filed with the SEC when they become available, because they will contain important information that Sauer-Danfoss stockholders should consider before tendering their shares. Stockholders of Sauer-Danfoss will be able to obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or by calling The Altman Group, Inc., the Information Agent for the Offer, at (877) 896-3190.